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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              GeneMedicine, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                   36870710
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                                (CUSIP Number)

               Andrew J. Levinson, Esq., Herzfeld & Rubin, P.C. 40 Wall Street, N.Y., N.Y. 10005 (212) 344-5500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 17, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No.  36870710                                       Page    of     Pages
                                                              ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David Blech
              ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

              PF : BD

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                         7    SOLE VOTING POWER

                                673,000 shares
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                                133,333
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                                673,000 shares
     WITH
                         10   SHARED DISPOSITIVE POWER

                                133,333

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              806,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1%

14   TYPE OF REPORTING PERSON*


              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                 SCHEDULE 13D
CUSIP No.  36870710                                       Page    of     Pages
                                                              ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              D. Blech & Co.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                              (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

              OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

                         7    SOLE VOTING POWER

                                -0-
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                                133,333
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                                -0-
     WITH
                         10   SHARED DISPOSITIVE POWER

                                133,333

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             133,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.0%


14   TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                  The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.001 per share (the "Common Stock") of GeneMedicine, Inc. (the "Issuer") is being filed on behalf of David Blech and D. Blech & Co.

Item 1.           Security and Issuer

                  This Statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are at 8301 New Trails Drive, The Woodlands, Texas 77381-4248.

Item 2.           Identity and Background

                  (a) This Statement is being filed on behalf of David Blech and
D. Blech & Co.

                  (b) The business address of David Blech and the address of D. Blech & Co. is 225 Lafayette Street, New York, New York 10012.

                  (c) Mr. Blech is the President, the sole director and the sole shareholder of D. Blech & Co., a financial advisory firm, formerly a registered broker dealer, located at 225 Lafayette Street, New York, New York 10012.

                  (d)-(e) Neither Mr. Blech nor D. Blech & Co. has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Blech or D. Blech & Co., during such period, been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

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federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Blech is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Blech has acquired, in open market purchases 673,000 shares of Common Stock for an aggregate purchase price of $4,214,172.75. A table setting forth the date of each transaction, the amount of shares of the Common Stock acquired in each transaction and the purchase price per share in each transaction, is annexed hereto as Annex A and incorporated herein by reference. The source of approximately half of the funds required to effect the foregoing purchases was Mr. Blech's personal funds and the source of the remaining funds required to effect such transactions was borrowings of margin funds from or through the broker dealers by which such purchases were effected.

                  The Issuer and D. Blech & Co., entered into a warrant agreement (the "Warrant Agreement"), incorporated herein by reference (see
Exhibit 1.1 to the Registration Statement on Form S-1 of the Issuer (No.

33-77126)), dated as of July 12, 1994, pursuant to which D. Blech & Co., as partial compensation for underwriting a public offering of the Issuer's Common Stock, was issued a warrant (the "Warrant") granting D. Blech & Co. the right to purchase 133,333 shares of the Common Stock at a price of $13.50 per share. The Warrant expires on July, 12 1999. The Warrant, among other things, has been pledged as security to Bear

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Stearns & Co., Inc. pursuant to the terms of an agreement (the Clearing
Agreement") pursuant to which Bear Stearns acted as clearing broker for D. Blech & Co.

Item 4.           Purpose of Transaction.

                  Mr. Blech and D. Blech & Co. have no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this item. Mr. Blech and D. Blech & Co. acquired the shares of Common Stock identified in this Statement for investment purposes. Notwithstanding the foregoing, Mr. Blech and D. Blech & Co. reserve the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by either of them to be appropriate or to propose any of the transactions described in Item 4 to the Issuer's board of directors or to seek control of such board and thereafter to cause or seek to cause any of such transactions to take place.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. Blech has acquired 673,000 shares of the Common Stock. In addition, the Warrant is exercisable for 133,333 shares of Common Stock. As the sole director and shareholder of D. Blech & Co., Mr. Blech beneficially owns such shares of Common Stock. Accordingly, Mr. Blech beneficially owns 6.1% of the Common Stock deemed to be outstanding based on

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12,990,314 shares of Common Stock reported by the Issuer as outstanding on
October 25, 1996 in its Quarterly Report on Form 10-Q for the period ending September 30, 1996. D. Blech & Co., as holder of the Warrant, is the beneficial owner of 1.0% of the Common Stock deemed to be outstanding.

                  (b) Mr. Blech has sole voting and dispositive power with respect to 673,000 shares of Common Stock and shares with D. Blech & Co. the voting and dispositive power with respect to the remaining shares identified in this Statement.

                  (c) All the transactions with respect to the securities of the Issuer by Mr. Blech within the past 60 days are the transactions detailed in the table annexed hereto as Annex A. All such transactions were effected in open market transactions on the Nasdaq National Market. Except as set forth on Annex A, there have been no transactions within the past 60 days by D. Blech & Co. with respect to the securities of the Issuer.

                  (d) No person other than Mr. Blech has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by Mr. Blech, and no person other than D. Blech & Co. has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock or Warrant owned or sold by D. Blech & Co.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Mr. Blech is not a party to any contract, arrangement or understanding with any other person, including, without

                                        4

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limitation, the Issuer, with respect to the securities of the Issuer. Other than the Warrant Agreement and the Clearing Agreement, D. Blech & Co. is not a party to any contract, arrangement or understanding with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

                  1.       Joint Filing Agreement.

                  2.       Warrant Agreement (incorporated by reference from
                           Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, No. 33-77126).

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                                     ANNEX A

                                                        Price
                            Shares                       Per
  Date                      Purchased                   Share

 12/13/96                     10,000                   $4.3125
 12/16/96                      5,000                    4.125
 12/17/96                     25,000                    4.125
 12/30/96                     17,500                    5.0625
 12/31/96                      6,000                    5.50
 12/31/96                      4,000                    5.4375
 12/31/96                     45,000                    5.25
 1/7/97                       70,000                    6.111
 1/8/97                       60,000                    6.52

 1/9/97                       32,500                    6.58
 1/10/97                      13,000                    6.65
 1/13/97                      35,000                    6.982
*1/14/97                      40,000                    6.7531
 1/14/97                      10,000                    6.6875
 1/15/97                      30,000                    6.4375
 1/15/97                      10,000                    6.50
 1/15/97                      40,000                    6.46875
 1/16/97                      90,000                    6.643
 1/16/97                      20,000                    6.625
 1/16/97                      80,000                    6.50
 1/17/97                      15,000                    6.6875
 1/21/97                      10,000                    6.6875
 1/21/97                       5,000                    6.5265

---------
* Originally purchased in the name of D. Blech & Co.
and transferred to David Blech at cost.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1997


                                            /s/ DAVID BLECH
                                           --------------------------
                                           David Blech



                                           D. BLECH & CO.

                                           By: /s/ DAVID BLECH
                                              ----------------------
                                              David Blech, President




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                                  EXHIBIT INDEX

No.     Description                                                     Page

1.      Joint Filing Agreement.

2.      Warrant Agreement (incorporated by reference from
        Exhibit 1.1 to the Issuer's Registration Statement on
        Form S-1, No. 33-77126).

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